FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of      April 30, 2003

Vitran Corporation Inc.

(Name of registrant)

185 The West Mall, Suite 701, Toronto, Ontario, M9C 5L5, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VITRAN CORPORATION INC.

By: /s/ Kevin A. Glass Name: Kevin A. Glass Title: Vice President Finance and Chief Financial Officer

Date: May 7, 2003

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page

99.1	Notice of Annual Meeting
99.2	Information Circular
99.3	Form of Proxy
99.4	2002 Annual Report